



Osteoboost is the first and only FDA-cleared drug-free treatment for low bone density.

Laura Yecies, CEO
investors@osteoboost.com
+1 (833) 466-7836

 Osteoboost

INVEST IN **OSTEOBOOST**

FDA Cleared Medical Device and Digital Platform to Treat Low Bone Density

bonehealthtech.com   Redwood City, CA

Highlights

1 Only FDA-cleared non-drug treatment for osteopenia – 47M Americans need this.

2 $2M in sales in 5 months – with zero ad spend. (Includes preorders)

3 14,000-person waitlist before launch – all organic word-of-mouth.

4   83-85% reduction in bone loss – NASA-funded, FDA-validated clinical results.

5   1,700+ doctors prescribing – from Harvard, Stanford, Mayo Clinic, UCSF.

6   2,800+ prescriptions in 5 months – 17% of doctors writing repeats.

7   70% profit margins from day one – every patient profitable at $995.

8 $100B+ global market – starting with $21B US osteopenia market.

Featured Investor



Ella Seitz
Syndicate Lead

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Invested $2,073,694 ⓘ

Ella Seitz, Managing Director

"As the Managing Partner of Esplanade Ventures, Canada's top digital health VC, I'm proud to be an early backer of Osteoboost and their exceptional team. I was first drawn to the company after meeting CEO Laura Yecies and learning about the immense potential of the first non-drug treatment for osteoporosis and osteopenia. This is not a niche problem, half of all women and one in four men over the age of 50 will suffer from a debilitating fracture due to the loss of bone density. Even NASA has studied this problem in astronauts who rapidly lose bone density in space. In fact, Osteoboost builds directly on that research, and has already shown an 85% retention in bone density for women at risk of Osteoporosis. This kind of impact can mean the difference between a loved one living a normal, independent life or struggling to walk. Since we first met Laura, the Osteoboost team has consistently executed well. Laura herself is a proven operator with multiple exits (including one to Apple) and held senior leadership roles at Netscape, Yahoo Mail, and Check Point. Since launching in May, Osteoboost has generated $2M in revenue with virtually no marketing, showing clear early evidence of market demand. The opportunity is massive, in the U.S. alone, Osteoporosis represents a $10B market impacting nearly 64 million Americans, globally, it exceeds $100B. Osteoboost's ambitions go well beyond the device itself. The company is building a community and holistic solution for bone health, recently acquiring and successfully integrating the Wellen exercise program to advance its integrated vision. This is a great time to back the company with a proven launch, impressive early growth, defensible patents, and clear exit potential. Osteoboost aligns perfectly with Esplanade Venture's mission to transform healthcare through aligns perfectly with Esplanade Venture's mission to transform healthcare through bold, patient-focused innovation, especially for women. Osteoboost is a long-awaited breakthrough in bone health. It's giving millions of women with Osteopenia and low bone density a new path to a stronger, more lively future. A path that's effective, non-invasive, drug-free, and backed by science."

Our Team



Laura Yecies President and CEO

Serial entrepreneur, formerly CEO at SyncThink, Catch (acq. Apple), and SugarSync (acq. J2). Led successful brands at Check Point, Netscape, Yahoo. MBA from Harvard, MSFS Georgetown.



Pamela Peeke Chief Medical Officer

Expert in women's health, menopause, and longevity, member of the National Menopause Foundation Medical Advisory Board and a Trustee on the American College of Sports Medicine Board. MD, MPH, FACP, FACSM.



Priya Patel Chief Product Officer

Entrepreneur and product leader. Founder and CEO of Wellen (acq. by Osteoboost), a science-based osteoporosis exercise platform. Former Head of Product at Sesame. A.B. from Harvard, J.D. from Columbia.



Phil Houdek Vice President, Engineering

Hardware and manufacturing leader with 30+ years of experience in product development. Led successful programs for Apple, FitBit, and TiVo.

OSTEOBOOST

Every year, 1.5 million Americans suffer spine and hip fractures from osteoporosis. The medical costs exceed $46 billion

<u>annually</u>. More women will experience an osteoporotic fracture than will have a heart attack, stroke, and breast cancer combined. Yet for the estimated 47 million Americans with osteopenia, the stage before osteoporosis, there has been no FDA-cleared treatment option. Until now.



Osteoboost is the first and only FDA-cleared drug-free treatment for low bone density.

Laura Yecies, CEO
investors@osteoboost.com
+1 (833) 466-7836

Osteoboost

We are at an inflection point in bone health. For the first time, there is an FDA-cleared, non-drug treatment that actually works. The clinical data is overwhelming. The patient demand is explosive. And the market opportunity is enormous. This is the story of how we got here, and where we are going.

THE SILENT EPIDEMIC

More women will fracture a bone than have a heart attack, stroke, and breast cancer combined. Yet until now, there was no treatment for the estimated 47 million Americans with osteopenia, the precursor to osteoporosis. They

million Americans with osteopenia, the precursor to osteoporosis. They watch their bone density decline year after year, knowing that fractures become more likely with each passing season. Doctors tell them to take calcium and exercise, but the research shows this is not enough.



60 million
with low bone density
More women will have an osteoporotic fracture than heart attack, stroke and breast cancer combined.
1 IN 2
WOMEN
1 IN 4
MEN
20%
1.5 million spine and hip fractures per year cost $46B in excess direct costs
HIP FRACTURE MORTALITY RATE
Osteoboost

*Source: **Bone Health & Osteoporosis Foundation**. The 60M with low bone density 47M Americans with osteopenia is based on estimated growth since the 2010 data cited here.*

One in two women and up to one in four men will break a bone in their lifetime due to osteoporosis.

The consequences are devastating and getting worse. Hip fractures have a 20% mortality rate within a year for those age 50+. Most survivors never regain their independence. Vertebral fractures cause chronic pain, loss of height, and difficulty breathing. The annual cost to our healthcare system is $46 billion, and that number is rising as our population ages. We are facing a public health crisis that has been ignored for too long.

THE PERFECT MOMENT

Three forces are colliding right now to create unprecedented demand for bone health solutions. First, menopause has become a mainstream conversation. Women who once suffered in silence are now demanding answers. Publications from Oprah Daily to The New York Times are covering menopause and bone health weekly. Second, the longevity movement has made prevention a priority for both women and men who want to live actively into their 80s and beyond. Third, insurance companies are finally recognizing that preventing fractures is far cheaper than treating them.



Now is the time!
Soaring interest in menopause & longevity
✓ "Prime Time Women" control a $19T economy and are NOT going quietly into menopause
✓ They're proactive: Google "osteoporosis" is up 2x in 5 years
✓ Media is jumping on the bandwagon, covering menopause and bone health issues for women 50+
✓ Massive "longevity" buzz for women and men seeking to live longer, and stronger
The Daily
Watch Now: "The Menopause Talk" with Oprah, Drew Barrymore, and Maria Shriver
How to Strengthen Your Bones With Exercise
Menopause Is Having a Moment
Welcome to the Menopause Gold Rush
Women Have Been Misled About Menopause
Osteoboost

Women are demanding solutions. Media is amplifying the conversation. Insurance is starting to pay. And we have the answer they have been waiting for. The search term "osteoporosis" on Google has doubled in the past five years. Our interest list grew to 14,000 people before we even launched, all from organic word of mouth and press coverage. The market is ready.

THE BREAKTHROUGH

After years of NASA-funded research and rigorous clinical trials, we have achieved what no one else has: FDA clearance for a non-drug treatment for osteopenia. The technology is based on whole-body vibration research that

osteopenia. The technology is based on whole-body vibration research that was originally developed to help astronauts maintain bone density in space. We refined it, miniaturized it, and turned it into a wearable belt that delivers targeted vibration to the hips and spine for just 30 minutes a day.



Introducing Osteoboost
360° bone health solution to help patients *build better bones* and a *stronger future*
Featuring:
✓ The award-winning Osteoboost precision vibration therapy device
✓ Osteoboost Fit, an online, self-paced video exercise program formulated by expert physical therapists
✓ Nutrition, community, coaching and more
Day 1 Workout
Look at you go!
Check out Your Progress
Calcium Log
Resources
5 Tips to Avoid Fractures
Osteoboost

This is not just incremental improvement. It is a paradigm shift in how we treat bone health. Our clinical trial showed an 83% reduction in vertebral bone strength loss and an 85% reduction in vertebral bone density loss compared to placebo. Patient compliance in the trial was over 80%, far higher than the 6% compliance rate for osteoporosis medications. The results are statistically significant, clinically meaningful, and achieved without any serious adverse events.

BUILT TO LAST

Our competitive moat is not just first-mover advantage. It is structural. We hold six US patents covering the pressure sensor technology, calibration of vibration dose, and the belt form factor that makes our device uniquely effective and compliant. We also have a Japanese patent, with more filings in progress.



Patents & regulatory (FDA) requirements block competition

Osteoboost vibration belt

'1) nylon belt, (2) vibration pack (located within the nylon belt), (3) straps, (4) clasp, (5) power button, (6) status lights, (7) hip accelerometer (located in the nylon belt), (8) zippered storage pocket

✓ **6 U.S. patents** covering pressure sensor and calibration of vibration dose plus fit & form
- Patent #10,206,802
- Patent #11,026,824
- Patent #11,219,542
- Patent #11,806,262
- Patent #12,016,790
- Patent #12,232,993
- Plus Japanese Patent 7,186,691

✓ **FDA regulatory hurdles:** Competitors must show equivalent safety and effectiveness (without infringing blocking patents) & 12-months of clinical data

Osteoboost

But patents are only part of the story. The FDA clearance itself is a massive barrier to entry. We went through the de novo pathway, which required extensive clinical data demonstrating safety and efficacy. Any competitor would need to conduct their own 12-month clinical trial and demonstrate that their device is substantially equivalent to ours, all without infringing on our blocking patents. This is a multi-year, multi-million dollar endeavor that most companies will not attempt. We have built a fortress around our position.

THE COMPLETE SOLUTION

The device is just the beginning. In 2024, we acquired Wellen to create the only comprehensive bone health platform that combines medical device therapy with science-backed exercise, fall prevention, nutrition guidance, and community support. Wellen had already proven that their digital program delivers statistically significant improvements in strength and balance.



Osteoboost is a wearable prescription medical device like no other

- Patented targeted vibration therapy, built on proven NASA research

- Clinically proven: In a gold-standard trial Osteoboost slowed the loss of bone density in the lumbar spine by 85%

- Class II FDA De Novo Breakthrough Medical Device - a rare designation and the FIRST for bone density

- A 2025 TIME Best Inventions winner

Early results show our integrated approach does not just preserve bone. It prevents the falls that lead to fractures. Users who began with increased fall risk saw an 80% reduction to normal levels after just six weeks. Leg strength improved 22.8% after six weeks and 41.5% after 24 weeks. This is critical because most osteoporotic fractures happen because of falls, not just because of low bone density. We are addressing both sides of the equation.

FUTURE PROOF WITH DATA

Every patient who uses Osteoboost generates longitudinal data that makes our platform smarter and more valuable. We track device compliance, exercise adherence, calcium intake, medication use, and detailed demographics. Over time, this data will allow us to personalize treatment protocols, predict fracture risk more accurately, and generate population health insights that no one else in the world possesses.

Harnessing AI and robust





This data moat will enable everything from AI-driven personalization to breakthrough insights that can reshape bone health research. Insurance companies will pay for better outcomes data. Pharmaceutical companies will partner with us for clinical trials. Researchers will want access to our longitudinal database. The device gets us in the door, but we believe the data will make us indispensable.

THE OPPORTUNITY

We are not just addressing osteopenia. We are building the category. Today, our addressable market is 47 million Americans with osteopenia, representing $21 billion in annual spending. But that is only the beginning. As we expand into osteoporosis treatment, wellness and prevention, and international markets, our total addressable market grows to over $100 billion globally.





Hip Fractures Expected to Double by 2050: Here's Why and What You Can Do
Osteoporosis
$33B
13M US
$1,000 PPPY
Osteopenia
$21B
Immediate addressable market
47M US
$450 PPPY
Osteoboost

And this is just the US market in its current form. Globally, the opportunity is 2.5 times larger. As awareness grows and reimbursement expands, we believe more people will get tested for bone density and more will seek treatment earlier. We are positioned to capture an outsized share of a massive and growing market.

EXPLOSIVE TRACTION

We launched in May 2025. In five months, without a single dollar spent on advertising, we have proven the market is desperate for this solution. We generated over $2 million in sales purely from earned media, word of mouth, and an interest list that grew organically to over 14,000 people. Our customer acquisition cost for these early sales was effectively zero.





Osteoboost launched in May 2025
Explosive patient demand with >$2M in sales without advertising spend
✓ $995 self-pay price ($1495 retail)
✓ 80%+ gross margin at scale
✓ $0 CAC for initial sales via earned media
✓ $225 CAC in first 90 days of advertising
✓ 16,000+ mailing list subscribers
✓ Launch covered by Oprah Daily, San Jose Mercury News, TIME Magazine, The Seattle
This New Wearable Uses NASA Technology to Reverse Bone Loss
FOX NEWS
To fight bone loss, FDA approves vibration belt shown to help post-menopausal women
Endocrine news
Good Vibrations: A New FDA-Approved Device Could Offer a Solution for Osteopenia Treatment
SLASHGEAR
THIS 'OSTEOBOOST' BELT COULD MEAN BIG THINGS FOR BONE HEALTH
The Mercury News
NASA-inspired low-vibration belt lowers bone fracture risk
KTLA





Times, KTLA Los Angeles and more

Osteoboost

Now we are turning on paid acquisition, and the unit economics are outstanding. In our first month of advertising, our CAC dropped from initial tests to a highly efficient $225. We are still early in our optimization process, with plenty of room to improve these numbers further. Every cohort is profitable from day one, and the lifetime value only increases as we add subscription services and insurance reimbursement.

Forward-looking statements are not guaranteed.

PHYSICIANS ARE PRESCRIBING

We are not just winning with patients. The medical community is embracing Osteoboost faster than we anticipated. In five months, we have received over 2,800 prescriptions from more than 1,700 unique prescribers. Even more impressive, 17% of prescribers have written multiple prescriptions, with an average frequency of one prescription every 18 days.



Enthusiastic physician interest with >1,700 unique prescribers
✓ >2,800 prescriptions
✓ >1,700 unique prescribers
✓ 17% repeat prescribers (average every 18 days)
✓ Prescribers from 30+ leading academic medical center
✓ Partnership discussion in process with Midi, MDVIP, Gennev
✓ Selected for presentations at clinical society meetings
Massachusetts General Hospital
Founding Member, Mass General Brigham
UC San Diego
Stanford University
HARVARD UNIVERSITY
Memorial Sloan Kettering Cancer Center
EMORY UNIVERSITY
Weill Cornell Medicine
Beth Israel Deaconess Medical Center
Duke
Northwestern University
MAYO CLINIC
Brigham and Women's Hospital
Founding Member, Mass General Brigham
UCSF
Mount Sinai
COLUMBIA
Columbia University Irving Medical Center
NYU
ASBMR
ENDOCRINE SOCIETY
MDVIP
Osteoboost

These prescribers include physicians from over 30 leading academic medical centers including Harvard, Stanford, UCSF, Mayo Clinic, and Memorial Sloan Kettering. We have been selected to present at major clinical society meetings. Partnerships are in discussion with menopause-focused telehealth platforms like Midi and concierge medicine networks like MDVIP. Repeat prescription rates are accelerating. Word is spreading in the medical community, and momentum is building.

REAL PEOPLE, REAL RESULTS

Do not take our word for it. Here is what patients and physicians are saying about Osteoboost.



Real excitement from patients and providers

"It's been a long time since we've seen any new innovation for bone health, and yet every day I see patients who are terrified of the risks they face just walking down the street.

Osteoboost did this the right way. They spent years investing in the clinical trial and FDA approval processes - not an easy feat even for larger pharmaceutical companies.

The fact that the trial showed such strong results, and had no serious adverse events inspires tremendous confidence. My patients are already asking me about this, and I'm actively prescribing it.

– Dr. Yevgeniya Kushchaeva, Clinical Director of USF Health Adult Endocrinology and Medical Director of Adult Osteoporosis Program

– Wendy Boukal, Clinical trial participant and recent purchaser

Osteoboost

Dr. Yevgeniya Kushchaeva is the Clinical Director of USF Health Adult Endocrinology and Medical Director of their Adult Osteoporosis Program. She sees patients every day who are terrified of fractures but equally afraid of medication side effects. When she learned about Osteoboost, she immediately

began prescribing it. Wendy Boukal participated in our clinical trial and was so impressed with her results that she purchased the device after the trial ended. She tells her friends that it changed her life. These stories are multiplying every day.

THE GROWTH ENGINE

As a prescription device, we have a multi-channel growth strategy that creates momentum across different constituencies.


As a prescription-only device, we have a unique opportunity to drive viral growth through a multi-channel strategy
Endocrinologists*
*Many repeat prescribers
Specialist influence
✓ Medical publications
✓ Clinical studies
✓ Physician webinars
✓ Direct physician virtual sales outreach
PCPs & ObGyns
✓ Business development
✓ Menopause telehealth platforms
✓ MDVIP, concierge medicine
Patients
Viral activation by patients
✓ Targeted PR & ads
✓ Social media
✓ Community building
✓ Patient education
Osteoboost

Our strategy targets patients through direct marketing, physicians through medical education and partnerships, and builds toward broader adoption through menopause telehealth platforms, concierge medicine networks, and eventually health systems. Each channel reinforces the others. Patients activate specialists. Specialists influence primary care physicians and OB-GYNs. Partnerships amplify both channels. And insurance coverage will accelerate everything. We are still in the early stages of this growth dynamic, but it is already gaining momentum faster than we projected. As awareness grows and reimbursement expands, we believe the growth will compound.

Forward-looking statements are not guaranteed.

THE PATH TO SCALE

We have built a model that can grow efficiently to become a category leader. Our projections are conservative and based on validated metrics from our first five months in market. We are targeting a $40 million annual run rate by 2027.

We have a conservative and viable path to $40M run rate in 2027

	Current	US Market Opportunity	2027 Milestones	2027 % Penetration
Prescribers	1849	300,000	8335	2.78%
Repeat Prescribers	264	300,000	2222	0.73%
Patients	2,404	60,000,000	40,000	0.07%
Bookings	$2,300,000	$60,000,000,000	$40,000,000	0.07%

Validated prescriber metrics

- ✓ Repeat prescribers prescribe Osteoboost every 20 days on average (18 prescriptions/year)
- ✓ Conservatively, a repeat prescriber is generates $18,000/year
- ✓ To achieve $40M in ARR (assuming $1,000/device), we need 2,222 repeat prescribers

Osteoboost

Forward-looking projections are not guaranteed.

This assumes just 0.07% penetration of our addressable market by 2027. To put that in perspective, there are 300,000 physicians in the US who could prescribe Osteoboost. We only need 2,222 of them to become repeat prescribers, writing an average of 18 prescriptions per year. We already have 353 repeat prescribers after five months. We believe we can do much better than these projections, but we are building the plan around what we know we can achieve.

THE BUSINESS MODEL

We are not just selling a device. We are building a high-margin, recurring revenue business with multiple monetization streams that will layer on top of each other over the next 24 months.

We will leverage existing remote therapeutic monitoring (RTM) reimbursement codes for scalable recurring revenue

- Patients loaned device as part of program
- RTM program administered by Osteoboost
- Clinician monitors compliance with device usage, exercise and calcium intake

Year 1 Revenue = $1,242

	1 Year	2 Year
CPT 98975 - Set-up & patient	$18	0
CPT 98977 - Monitoring therapy	$54/mo	$54/mo
CPT 98980 - HCP treatment	$48/mo	$48/mo
Revenue	**$1,242**	**$2,466**
Cost of device	$200	0
Software variable cost/user	$1.75/	$1.75/
Clinical services	$25/mo	$25/mo
Gross Margin	**$721**	**$1,624**

 Osteoboost

Forward-looking projections are not guaranteed.

Every patient is profitable from day one at our current self-pay price of $995 with 70% gross margins. And the recurring revenue only gets better over time. In 2026, we plan to launch a Remote Therapeutic Monitoring program that will generate $1,242 per patient in year one and $2,466 in year two, reimbursed by Medicare and private insurance. In early 2027, we expect to receive a HCPCS code for DME coverage, which will enable insurance reimbursement at $975 per device with over 80% gross margins. Patients will also have the option to subscribe to our enhanced exercise and nutrition programs for additional recurring revenue.

THE VISION

This is just the beginning. We are building the future of bone health, and our roadmap extends far beyond where we are today.


Owning the future of bone health:
A $100B+ market opportunity
Transforming care
100B+ TAM
Future:
Prevention & Global
✓ Wellness & prevention
✓ International expansion
✓ Holistic bone health management
35B TAM
Expansion:
Reimbursed with Services
✓ Clinical services + RTM reimbursement
✓ DME coverage
✓ Integrated exercise & nutrition
20B TAM
Today:
Only Non-Drug Prescription Treatment
✓ Prescription device
✓ Companion app
✓ Personalized exercise
Osteoboost

From osteopenia to prevention to global markets, we believe our platform can own the entire bone health ecosystem. We plan to expand our FDA clearance to include osteoporosis and pursue additional indications for cancer survivors, transplant recipients, and anyone at risk for bone loss. We plan to develop an over-the-counter version for prevention and a thoracic device for upper spine treatment. We aim to take our platform global, starting with Japan where the need is even greater than in the US. And we plan to build the most comprehensive data set on bone health in the world, enabling research breakthroughs and new revenue opportunities we cannot even imagine today.

Forward-looking statements are not guaranteed.

THE TEAM

We have assembled a world-class team that has done this before. Our leadership combines deep expertise in medical device development, FDA

regulatory pathways, commercial scaling, and clinical research.


Our team of medical & business experts
CEO Laura Yecies, MBA, MSFS
DARTMOUTH
HARVARD UNIVERSITY
Former CEO at SyncThink, Catch (acq. Apple), SugarSync (acq. J2) and leader at Check Point, Netscape and Yahoo. Advisor to Akili Interactive, Fabric Genomics, Rapid A.I.
CMO Pamela Peeke, MD, MPH
Berkeley
Expert in menopause and longevity, member of the National Menopause Foundation Medical Board, and Trustee on the American College of Sports Medicine Board.
VP, Engineering Phil Houdek
Massachusetts Institute of Technology
Electro-Mechanical Design and Engineering and Manufacturing expert. Successful leading high volume consumer electronics, former senior leader at Apple and SGI
CPO Priya Patel, JD
Columbia Law School
HARVARD UNIVERSITY
Entrepreneur and product leader. Founder and CEO of Wellen (acq. Bone Health Technologies). Founding team and Head of Product at Sesame.
VP, Operations, Daniel Beeler
Pomona College
Experienced commercial medical device development, regulatory, clinic affairs. NeuroSync, Cardiospire.
Head of Commercialization Gabriel Griego
Berkeley
Seasoned marketing lead, successfully designing and executing the go-to-market for successful medical products. Previously @ PowerBar, Game Ready, and AlterG.
Strategic advisors & principal investigators
Dolores Shoback, MD
Prof. of Medicine, UCSF, Staff Physician San Francisco VA, and board member of American Bone Health
Harold Rosen, MD
Professor of Endocrinology at Harvard, Director Osteoporosis Prevention and Treatment Center at Beth Israel
David Karpf, MD
Prof. of Endocrinology at Stanford, Director Stanford Osteoporosis and Metabolic Bone Disease Clinic
Anne Schafer, MD
Chief of Endocrinology San Francisco VA. Associate Professor of Medicine, Epidemiology & Biostatistics at UCSF
Laura Bilek, PhD, PT
Associate Dean for Research in the College of Allied Health Professions at the University of Nebraska
Tony Keaveny, PhD
Prof. of Mechanical Engineering and Bioengineering at UC Berkeley, Director of the Berkeley Orthopaedic Biomechanics Laboratory
HARVARD UNIVERSITY
Berkeley
VA
Nebraska Medical Center
Beth Israel Deaconess Medical Center
UCSF
Osteoboost

Our CEO Laura Yecies has built and sold multiple companies including Catch, which was acquired by Apple, and SugarSync, which was acquired by J2 Global. She has held executive roles at Yahoo, Netscape, and Check Point, and currently advises several health tech companies. Our clinical advisors include leaders from Harvard, Stanford, UCSF, UC Berkeley, and the University of Nebraska Medical Center. Our Chief Science Officer and founder, Dr. Michael Jaasma, holds a PhD in Orthopedics and was formerly a manager at the FDA Division of Orthopedic Devices. We have the talent, experience, and determination to execute on this vision.

PROVEN FINANCIAL TRAJECTORY

We are capital efficient, growing fast, and approaching profitability. Our financial model is built on conservative assumptions and validated unit economics.



Forward-looking projections are not guaranteed.

We have raised $12.5 million to date, including three NIH grants totaling $4.7 million, which demonstrates the scientific rigor and public health importance of our work. Our burn rate is manageable, and this raise will give us the runway to achieve our 2025 milestones and position us for either continued growth or a strategic exit. Our financial trajectory shows us approaching profitability with strong unit economics and multiple revenue streams coming online. Every dollar invested now is going directly into manufacturing scale-up, customer acquisition, and insurance contracting.

THE INVESTMENT

We are raising $5 million to capitalize on this unprecedented moment. We have already closed over $3.2 million, led by Esplanade Healthtech Ventures, one of the leading investors in women's health innovation.

Investment: SAFE round


ESPLANADE HEALTHTECH VENTURES
TERUMO
PORTFOLIA
ASTIA
AMBIT HEALTH VENTURES
AgeTech Collaborative FROM AARP
PORTFOLIO COMPANY
✓ Capital efficient: Three NIH Grants $4.7M
✓ Prior rounds: $2.75M 2021 $7.5M pre
$5M 2023 $20M pre
✓ Raising $5M (>$3.2M closed)
✓ $35M Post Money Cap, 20% Discount, MFN
✓ Led by Esplanade Healthtech Ventures
✓ Milestones/Use of proceeds:
✓ Capitalize on demonstrated demand
Manufacturing & public launch
✓ 4000 units sold
✓ $4M revenue
Osteoboost

The terms are a SAFE with a $35 million post-money valuation cap, 20% discount, and most favored nation provisions. Here is exactly how we will deploy this capital to hit our milestones: We will complete our manufacturing scale-up to meet demand, execute our go-to-market plan to sell 4,000 units and generate $4 million in revenue in 2025, and secure our HCPCS code for insurance coverage. These milestones will position us for a Series A round or strategic acquisition in 2026.

Forward-looking statements are not guaranteed.

MULTIPLE PATHS TO EXIT

We are building an asset that multiple types of acquirers will want. The strategic buyer landscape for Osteoboost is diverse and well-capitalized. Medical device companies like Hologic and GE Healthcare are the primary manufacturers of DXA bone density scanning machines. Osteoboost will drive more people to get scanned, creating synergies for their core business. Hologic alone has acquired 14 women's health companies in recent years. Women's health platforms like Organon and Hims & Hers are actively seeking differentiated offerings for the menopause market. Pharmaceutical companies like Amgen and Asahi Kasei could pair Osteoboost with their osteoporosis drugs to improve compliance and outcomes. Digital health companies like Teladoc and Dr. Reddy's want to add device-based therapeutics to their platforms. We fit multiple acquisition theses, which gives us optionality and negotiating leverage.

gives us optionality and negotiating leverage.

Forward-looking statements are not guaranteed.



Early intervention is critical to significantly reduce fracture risks
Average female bone density decline
Total hip BMD (g/cm2)
1
0.9
0.8
0.7
0.6
0.5
0.4
NORMAL
52% of all fractures
47 million people
OSTEOPENIA
18 % of all fractures
13 million people
OSTEOPOROSIS
30
40
50
60
70
80
90
Age (years)
Osteoboost

THE BOTTOM LINE

We believe this is the right solution, at the right time, with the right team. We have FDA clearance that no one else has. We have clinical data that proves our device works. We have explosive early traction that validates market demand. We have strong unit economics and a clear path to profitability. We have an experienced team that has built and sold companies before. And we have a massive, growing market with minimal competition.

The right solution at the right time
Osteoboost is the solution to the public health crisis of osteopenia and osteoporosis



85%	#1	60M	$2M	>$100B
Meaningfully reduces loss of vertebral bone density	Only FDA-cleared non-pharmacological treatment for osteopenia	Serves millions of Americans with low bone density	In sales to date (pre-order and launch sales)	Huge opportunity for vertical and horizontal growth

Osteoboost

Forward-looking statements are not guaranteed.

Join us in transforming bone health for millions of people who have been waiting for a solution like this. The opportunity to invest at this stage will not last long. We are moving fast, the market is responding, and momentum is accelerating. Be part of the story.

LET'S TALK



Osteoboost®

Laura Yecies, CEO
investors@osteoboost.com
+1 (833) 466-7836

If you have questions about the investment, want to speak with our CEO, or are ready to commit, please reach out. We are happy to schedule a call, provide additional materials, or connect you with our existing investors and medical advisors. This is your chance to be part of something that will genuinely improve lives while generating significant returns. Let's build the future of bone health together.

FAQ

Q: Why is this a prescription device instead of over-the-counter?

A: Prescription status is actually a competitive advantage. It ensures we are reaching patients with diagnosed osteopenia who need treatment most urgently. It enables insurance reimbursement. It gives us credibility with the medical community. And it creates a growth dynamic where doctors become advocates. We plan to eventually develop an OTC version for prevention, but prescription is the right strategy for our core market.

Q: What happens if a larger competitor tries to copy you?

A: They would need to navigate our six blocking patents, conduct a 12-month clinical trial, and go through the FDA de novo or 510(k) clearance process without infringing our IP. This is a multi-year, multi-million dollar effort. By the time they could get to market, we will have tens of thousands of patients, relationships with thousands of prescribers, insurance contracts in place, and a data asset they cannot replicate.

Q: How dependent are you on insurance reimbursement?

A: Not at all in the near term. We have already proven that patients will pay $995 out of pocket. Our self-pay model is profitable and scaling. Insurance reimbursement will accelerate growth and expand our addressable market, but it is not required for our business to succeed. We are building multiple revenue streams so we are not dependent on any single payer or channel.

Q: What is your plan for international expansion?

A: Our roadmap includes international expansion, starting with markets where bone health is a significant concern and reimbursement infrastructure exists. The global device market is approximately 2.5 times the size of the US market. We already hold a Japanese patent, which positions us well for expansion into Asia where osteoporosis rates are high and there is cultural openness to non-drug therapies.

Q: How do you plan to scale manufacturing?

A: We are working with contract manufacturers who have experience producing FDA-cleared wearable medical devices at scale. Our device uses established component suppliers for the key parts. We have already validated our supply chain and are now scaling production to meet demand. This raise will allow us to place larger purchase orders and reduce our per-unit costs while maintaining quality standards.

Q: What is your exit timeline?

A: We are building a business with multiple potential exit paths. The women's health market is attracting significant strategic interest, and we fit multiple acquisition theses for device companies, pharmaceutical companies, and women's health platforms. Our focus is on executing our growth plan and achieving our milestones, which will maximize value for investors whether through acquisition or continued growth.

Forward-looking statements are not guaranteed.